EXHIBIT 99.1

 GOLD STANDARD CLOSES C$13.8 MILLION STRATEGIC INVESTMENT WITH OCEANAGOLD CORPORATION

February 12, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) is pleased to report that it has closed its previously announced private placement financing (the “Financing”) with a wholly owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX: OGC) (“OceanaGold”) for 13,831,931 common shares of Gold Standard (the “Purchased Shares”) at a price of C$1.00 per share for gross proceeds of C$13,831,931. OceanaGold now owns approximately 19.9% of the Company’s issued and outstanding shares on an undiluted basis.

The net proceeds of the Financing will be used to further advance the Company’s Railroad-Pinion project and for general corporate and working capital purposes.

The Purchased Shares are subject to a statutory hold period in Canada of four months and one day expiring June 13, 2016. Gold Standard will pay a cash commission in connection with the Financing.

The Financing constitutes a “related party transaction” for the purposes of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, and the Company has relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for the Financing on the basis that the fair market value of the Financing is less than 25% of the Company’s current market capitalization.

Prior to the completion of the Financing, OceanaGold, with an address of Level 14, 357 Collins Street, Melbourne, Victoria, 3000, Australia, owned 25,510,661 common shares of Gold Standard representing 13.9% of the issued and outstanding Gold Standard common shares. Following the completion of the Financing, OceanaGold owns 39,342,592 common shares of Gold Standard. The acquisition of the Purchased Shares is for investment purposes only and OceanaGold has no present intention to acquire further securities of the Company although OceanaGold may in the future and in accordance with applicable securities laws, increase or decrease its investment in the Company by acquiring or disposing of other securities of the Company, through the market, privately or otherwise, depending on market conditions or any other relevant factors. Pursuant to the subscription agreement entered into between OceanaGold and the Company related to the Financing, OceanaGold agreed that, for so long as it owns 7.5% or more of the issued and outstanding common shares of the Company, the Company shall have the right for a period of 5 business days to purchase or designate the purchasers of any common shares to be sold by OceanaGold exceeding 1% of the issued and outstanding common shares in any 30 day period.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014).  In addition to the Pinion deposit, the Dark Star deposit, 2.1 km to the east of Pinion, hosts a maiden NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed use of proceeds from the Financing are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com